Wolfer Finance Corp

Jurisdiction of Incorporation / Organization

Delaware

May 17, 2024

131 Continental Drive, Suite 305, Newark, De 19713

Number of Employees

0

	Most Recent Year-end	Prior Fiscal Year-end
Total Assets	$2,030,810	$1,952,380
Cash & Cash Equivalents	$40,085	$14,105
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$2,144,803
Revenues/Sales	$31,298	$86,269
Cost of Goods Sold	$35,086	$2,862
Taxes Paid	$0	$12,807
Net Income	-$522,631	$340,803